Exhibit 2.1

EXECUTION COPY

REAL ESTATE PURCHASE AGREEMENT

THIS REAL ESTATE PURCHASE AGREEMENT (this “Agreement”) is entered as of March 9, 2011, by and between Solazyme, Inc., a Delaware corporation (“Purchaser”) and PMP Fermentation Products, Inc. (“Seller”) for the purchase of the later described real property.

W I T N E S S E T H:

WHEREAS, Purchaser desires to purchase the Purchased Real Property (as defined in Section 1) in connection with the sale of various other assets, equipment and personal property described more particularly in the Asset Purchase Agreement (“APA”) between Purchaser and Seller executed of even date herewith (collectively with the Purchased Real Property, the “Purchased Assets”); and

WHEREAS, this Agreement, together with the APA, the Access Agreement dated the date hereof by and between Purchaser and Seller (the “Access Agreement”) and the various other agreements as defined in Section 5.3(e) of the APA (collectively the “Additional Agreements”) comprise the complete agreement and understanding between the Parties with respect to the Purchased Assets; and

WHEREAS, the specific terms with respect to the purchase and sale of the Purchased Real Property are set forth herein,

NOW, THEREFORE, in consideration of the mutual promises, covenants and conditions herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.         Sale Agreement. Seller hereby agrees to sell to Purchaser and Purchaser hereby agrees to purchase from Seller, subject to all of the terms and conditions of this Agreement, that certain real property commonly known as part of the PMP Fermentation Facility, 900 NE Adams Street, Peoria, Illinois together with a manufacturing plant known as the “EN Facility” with associated utility building, and certain of the fixtures attached thereto, and appurtenances, privileges, rights, hereditaments, easements and licenses thereunto belonging, which real property is legally described on Exhibit A attached hereto and incorporated herein, and depicted on Exhibit B attached hereto and incorporated herein (the “Purchased Real Property”). Seller shall convey merchantable title to the Purchased Real Property to Purchaser by Special Warranty Deed, free and clear of all liens and encumbrances, and not subject to any easements, covenants, restrictions, dedications or rights of way, or other matters affecting title to the Purchased Real Property or use of the Purchased Real Property, except for (i) title objections and exceptions approved or waived by Purchaser in accordance with the provisions of Section 3 and (ii) items expressly approved by the Parties, herein and in the APA and Additional Agreements, and (iii) other matters approved in writing by Purchaser (the “Permitted Objections”).

2.         Purchase Price. The purchase price of the Purchased Real Property (the “Purchase Price”) shall be determined by the Parties in accordance with Schedule 3.2 of the APA as allocated from an overall purchase price for the Purchased Assets of $11,500,000, to be paid by Purchaser to Seller as provided in the APA.

3.         Title Commitment and Policy; Survey. Within fifteen (15) business days after the execution of this Agreement by each of the Parties, Seller shall, at Seller’s sole cost and expense, provide Purchaser with a title commitment (“Title Commitment”) for an Owner’s Title Insurance Policy (“Title Policy”), issued by Chicago Title Insurance Company (“Title Insurer”), covering the Purchased Real Property in the amount of the Purchase Price (as allocated to the same in accordance with Section 2) showing merchantable record title to the Purchased Real Property to be in Seller. At Closing, Seller shall cause the Title Insurer to issue the Title Policy to Purchaser (in accordance with the Title Commitment provided for in this Section 3), subject only to the General Exceptions and to the Permitted Objections.

Purchaser shall obtain, at Purchaser’s expense, a current ALTA survey of the Purchased Real Property (“ALTA Survey”) identifying the boundary lines and all structures, easements, and encumbrances of record. In addition, the Parties intend to place of record on the Purchased Real Property a reciprocal easement agreement and declaration of covenants and restrictions relating to access, utilities, and other matters, a preliminary draft of which is attached hereto as Exhibit D (the “Easement Agreement”). The Parties will obtain before closing, at their shared expense, a survey and easement plat (the “Easement Plat”) that has identified the boundaries and established the square footage of the Purchased Real Estate and located the various easements on the Purchased Real Property (and that of the Seller’s retained property) in accordance with the Easement Agreement.

In addition to the items specified in Section 1(i) – (iii) as Permitted Objections, Permitted Objections shall also include the following: (1) general real estate taxes not yet due and owing; (2) covenants, easements and restrictions of record and applicable governmental zoning and building code rules and regulations; and (3) all matters shown on the ALTA Survey; provided, however, that none of the foregoing are violated or would in the commercially reasonable opinion of Purchaser materially interfere with Purchaser’s intended use of the Purchased Real Property.

3.1.     Objections to Title and Survey. Within thirty (30) days after Purchaser’s receipt of the aforesaid Title Commitment and the ALTA Survey, Purchaser shall furnish to Seller written notification of any objections to or defects in title of record set forth in the Title Commitment and/or the ALTA Survey. If Purchaser fails to give such notice within such thirty (30) day period, Purchaser shall be deemed to have accepted all matters then affecting title to the Purchased Real Property set forth in the Title Commitment and Survey. After receipt of such notice, Seller shall have the right, at its election, to endeavor to cure such objections to or defects in title set forth therein and shall notify Purchaser of such election within five (5) business days. If Seller does elect to endeavor to cure such objections to or defects in title, it shall promptly commence and diligently pursue efforts to cure such objections.

3.2.     Failure to Cure Objections. In the event Seller fails to cure Purchaser’s objections to or defects in title within twenty (20) days of receiving notice of such objections to or defects in title, or if Seller shall determine that its efforts to cure will not be successful, then Purchaser may, within twenty (20) business days after the expiration of such period, either (i) waive such title objections to or defects in title and proceed with closing hereunder or (ii) terminate this Agreement, in which event the Access Agreement shall also terminate and the Security Deposit shall be returned to Purchaser in the manner set forth in the Access Agreement. In the event of termination, except as expressly provided in this Agreement, the Access Agreement and the Additional Agreements with respect to survival, the parties shall have no further rights or liabilities under this Agreement.

4.         Conditions Precedent. Purchaser’s obligations under this Agreement shall be subject to the following conditions precedent being satisfied to the satisfaction of the Purchaser (or waived by Purchaser in writing):

4.1.     Permitted Use. In addition to the Zoning Certificate provided in Section 5.2.6, which Seller shall obtain at Seller’s expense, Purchaser shall have obtained, at Purchaser’s expense, written evidence satisfactory to Purchaser from the appropriate governmental body or agency in charge of zoning that the Purchased Real Property is zoned and presently in a condition (including compliance with all applicable zoning laws and regulations) to permit the use of the Purchased Assets for the Purchaser’s intended purposes. Seller and Purchaser acknowledge that this may require Purchaser to obtain a special use permit, or an amendment to an existing special use permit or an agreement between the parties as to joint use under Seller’s existing special use permit. Purchaser agrees to timely and diligently pursue obtaining all necessary permits or amendments with respect to zoning. Seller agrees to cooperate in the filing and signing of applications for zoning approval or amendments thereto deemed reasonably necessary by Purchaser, but no zoning change or variance shall become effective unless and until Purchaser purchases the Purchased Real Property.

4.2.     Subdivision Approval. Purchaser shall obtain, at Purchaser’s expense, subdivision approval for the Purchased Real Property from the appropriate government body or agency, if necessary to effectuate the transaction described herein, whether the same can be accomplished administratively or through public hearing and approval. Purchaser agrees to timely and diligently pursue obtaining subdivision approval. Seller agrees to cooperate with Purchaser in these efforts.

4.3.     Facilities Assessment. Purchaser, at Purchaser’s expense, may perform an overall assessment of the Purchased Real Property, including the physical structure, fixtures, and the real estate to ensure:

4.3.1.     That the foundation and structure of the building and any stand-alone improvements on the Purchased Real Property are reasonably sound and free of material defects; and

4.3.2.     That the Purchased Real Property is free of any obvious and apparent safety hazards or defects that would prevent the Purchaser from completing its intended improvements to the Purchased Real Property.

Purchaser shall give notice to Seller of any objection to the Purchased Real Property based on its assessments, if any, together with copies of any reports that evidence the objection, within thirty (30) business days after the date of this Agreement. If Purchaser has not give notice of any such objection within the permitted time period, then the conditions in this Section 4.3 shall be deemed satisfied or waived by Purchaser. In the event that Purchaser has given timely notice, then Seller shall have a period of thirty (30) days after receipt of such notice to correct the objection to Purchaser’s commercially reasonable satisfaction. If Seller fails to cure Purchaser’s objections within this period, then Purchaser may, within twenty (20) business days after the expiration of such period, either (i) waive such objections and proceed with closing hereunder or (ii) terminate this Agreement, in which event the Access Agreement shall also terminate and the Security Deposit shall be returned to Purchaser in the manner set forth in the Access Agreement. In the event of termination, except as expressly provided in this Agreement, the Access Agreement and the Additional Agreements with respect to survival, the parties shall have no further rights or liabilities under this Agreement.

4.4.     Environmental Audit. Seller shall disclose to Purchaser all documentation in its possession concerning the environmental condition of the Purchased Real Property. Purchaser may obtain, at Purchaser’s expense, a written Phase I environmental assessment report (together with a Phase II environmental assessment report if such Phase I report suggests, but is inconclusive or incomplete as to the existence of possible environmental risk or violation), prepared by an engineering firm acceptable to Purchaser verifying that the Purchased Real Property is free of any environmental risks or violations other than those described on Schedules 6.5(b), (c), (d) or (e) to the APA, and if other conditions or risks are revealed by such reports that are not acceptable to Purchaser, then Purchaser may, no later than sixty (60) days after the date of this Agreement, notify Seller in writing of such conditions and either (i) waive any objections to such environmental conditions and proceed with closing hereunder or (ii) terminate this Agreement, in which event the Access Agreement shall also terminate and the Security Deposit shall be returned to Purchaser in the manner set forth in the Access Agreement. In the event of termination, except as expressly provided in this Agreement, the Access Agreement and the Additional Agreements with respect to survival, the parties shall have no further rights or liabilities under this Agreement. Purchaser shall promptly provide to Seller a copy of any environmental assessment reports obtained by Purchaser under this Section 4.4.

4.5.     Permits. Purchaser shall confirm that it has acquired or will be able to acquire the permits listed on Schedule 4.5 as well as any other new permit(s) that are required for Purchaser to operate its business at the Purchased Real Property. Purchaser shall diligently pursue all such permits.

4.6.     Easement Plat. Seller shall have approved the final Easement Plat in form reasonably acceptable to Purchaser in light of the Parties’ intentions evidenced by this Agreement and the Additional Agreements.

4.7.     Easement Agreement. Seller shall agree to and be prepared to execute and record a final Reciprocal Easement Agreement and Declaration of Covenants and Restrictions (the “Easement Agreement”) substantially in the form as attached hereto as Exhibit D.

4.8.     License and Mutual Cooperation Agreement. Seller shall agree to and be prepared to execute a License and Mutual Co-operation Agreement in form and substance reasonably acceptable to Purchaser in light of the Parties’ intentions evidenced by this Agreement and the Additional Agreements, substantially in the form as attached hereto as Exhibit E (the “License Agreement”).

4.9.     Additional Agreement Conditions Precedent. Seller shall have satisfied or Purchaser shall have waived (at Purchaser’s discretion) any and all additional conditions precedent described in the APA or any of the Additional Agreements.

4.10.     Additional Agreement Deliveries. Seller shall have produced, or shall be ready, willing, and able to produce its closing deliverables under this Agreement and the Additional Agreements.

In the event any of the above conditions are not fulfilled to Purchaser’s reasonable discretion and satisfaction before August 1, 2011, then, unless Purchaser shall have waived the conditions that have not been so fulfilled or satisfied, this Agreement shall continue in full force and effect until such time as either party hereto elects in writing to terminate this Agreement; provided, however, that if, within seven (7) days from any notice from the Seller (purporting to terminate this Agreement pursuant to the foregoing), Purchaser notifies the Seller in writing that

Purchaser has waived all of the conditions of this paragraph, then this Agreement shall not terminate but shall continue in full force and effect and, both parties shall promptly proceed with the Closing. Upon any effective termination pursuant to any provisions hereinabove, whether by the Seller or the Purchaser, and subject to the other terms and conditions of the Access Agreement, the Security Deposit shall be returned to the Purchaser as provided in the APA, and, except as expressly provided in this Agreement, the Access Agreement and the Additional Agreements with respect to survival, thereupon neither party shall have any further obligation or liability to the other with respect to the acquisition of the Purchased Real Property.

Purchaser shall have the right to enter upon the Purchased Real Property at reasonable times during the term of this Agreement for the purpose of making such studies, inspections, environmental assessments soil tests, etc. as Purchaser deems reasonably necessary for satisfaction of the conditions set forth in this Section 4 in accordance with the Access Agreement.

5.         Closing. The purchase of the Purchased Real Property shall be consummated as follows:

5.1.     Closing Date. The closing (the “Closing”) shall be held on a date as mutually agreed upon by and between the parties, but in no event later than 5:00 p.m. on that date which is fifteen (15) calendar days after the date upon which Purchaser notifies Seller in writing that the conditions set forth in Section 4 hereinabove have been fully satisfied or otherwise waived (the “Closing Date”). The Closing shall be held at the offices of Davis & Campbell, LLC at 401 Main Street, Suite 1608, Peoria, Illinois 61602, or such other location as is mutually determined by the Parties.

5.2.     Seller’s Deliveries. At Closing, Seller shall deliver to Purchaser the following:

5.2.1.   Deed. An executed Special Warranty Deed to the Purchased Real Property prepared by Seller and in a form reasonably acceptable to Purchaser.

5.2.2.   Title Policy. The Title Policy provided for in Section 3.

5.2.3.   ALTA Statement. An executed ALTA Statement in the form required by the Title Insurer.

5.2.4.   Non-Foreign Affidavit. An executed Non-Foreign Affidavit as required by Section 1445 of the Internal Revenue Code, or alternately any tax required to be withheld by Purchaser in the absence of any such Non-Foreign Affidavit.

5.2.5.   Affidavit of Title. An Affidavit of Title in customary form and substance in the form attached as Exhibit C.

5.2.6.   Zoning Certificate. A zoning certificate from the City of Peoria.

5.2.7.   Encroachment Agreement. An executed assignment of the Encroachment Agreement between Seller and the Peoria and Pekin Union Railway Company dated March 29, 2004 (the “RR Encroachment Agreement”).

5.2.8.   Assignment of City Well Easements. An executed assignment of the existing easements between the Seller, the City of Peoria and the Peoria and Pekin Union Railway for the well located on City of Peoria real property adjacent to the Purchased Real Property.

5.2.9.   Other Documents. Such other documents, instruments, certifications and confirmations as may be reasonably required by Purchaser to fully effect and consummate the transactions contemplated hereby, including any additional deliveries required under the Additional Agreements.

5.3.   Purchaser’s Deliveries. At Closing, Purchaser shall deliver to Seller the following:

5.3.1.   Purchase Price. The Purchase Price as set forth in Section 2, plus or minus prorations provided for herein.

5.3.2.   ALTA Statement. An ALTA Statement in the form required by the Title Insurer.

5.3.3.   Other Documents. Such other documents, instruments, certifications and confirmations as may reasonably be required by Seller to fully effect and consummate the transactions contemplated hereby, including any additional deliveries required under the Additional Agreements.

5.4.   Joint Deliveries. At Closing, Seller and Purchaser shall jointly deliver to each other the following:

5.4.1.   Closing Statement. An agreed upon closing statement.

5.4.2.   Transfer Tax Filings. Executed documents complying with the provisions of all federal, state, county and local law applicable to the determination of transfer taxes.

5.4.3.   Easement Agreement. The fully executed final Easement Agreement, together with the recording fee for such document.

5.4.4.   License Agreement. The fully executed final License Agreement.

5.4.5.   Tax Reproration Agreement at Closing. A agreed upon Tax Reproration Agreement as required under Section 5.5.2.

5.5.   Property Taxes.

5.5.1.   Payments by Seller. All installments of real property taxes on the Purchased Real Property for 2009 payable in 2010 have been paid by Seller prior to the Closing Date. All real property taxes that will be due and owing with respect to the Purchased Real Property for 2010 payable in 2011 shall be paid when due by Seller.

5.5.2.   Prorations. The parties acknowledge and agree that the Purchased Real Property comprises 44.6% of a larger parcel owned by the Seller which larger parcel is assigned Peoria County, Illinois real estate tax identification number 18-10-107-004. The real property taxes attributable to the Purchased Real Property for 2011 payable in 2012 shall be prorated as of the Closing Date with the Seller responsible for the period from January 1, 2011 to the Closing Date and then paid by the Parties in their respective amounts upon receipt of the actual bill. The Parties shall execute a Tax Reproration Agreement at Closing consistent with this Section 5.5.2 and in a form mutually agreeable to them.

5.6.   Closing Costs. Seller shall pay the following costs: Seller’s attorneys’ fees, the insurance premium for the Title Policy issued pursuant to the Title Commitment required by Section 3, recording fees for the mortgage and security agreements described in Section 5.2(i)(iii) and (iv) of the APA, the fee for procurement of a Zoning Certificate or exemption from the City of Peoria, any transfer taxes or sales taxes and the cost of documentary stamps, together with any recording fees for the release of any and all liens to be released at Closing, one-half of the cost of the Easement Plat and all other costs allocated to Seller in Section 4. Purchaser shall pay the following costs: Purchaser’s attorneys’ fees, the cost of the ALTA survey and one-half of the cost of the

Easement Plat. The parties shall share equally the cost of recording the Easement Agreement and the License Agreement.

5.7.   Brokerage Commissions. Seller represents to Purchaser that no real estate broker has been engaged by Seller with regard to this transaction. Purchaser represents to Seller that no real estate broker has been engaged by Purchaser with regard to this transaction. Each party (the “Indemnifying Party”) agrees to indemnify and hold the other harmless against any brokerage commissions due to any real estate broker having been engaged by or claiming to have been engaged by the Indemnifying Party with regard to this transaction.

5.8.   Special Assessments. Seller will pay any unpaid special assessments confirmed prior to the Closing Date. Seller knows of no proceeding for special assessments against the Purchased Real Property.

5.9.   Utility Expenses. The parties agree to segregate utility services with respect to the Purchased Real Property as provided in the License Agreement. Prorations of utility services shall be handled in due course in the manner set forth in the License Agreement.

5.10.  Insurance. There shall be no proration of prepaid insurance premiums except with respect to insurance policies to which Purchaser has expressly agreed to accept an assignment (or be added as an additional named insured) as of the Closing Date.

6.      Seller’s Representations, Warranties and Covenants. In addition to all other representations, covenants and warranties by Seller herein, Seller hereby represents, covenants and warrants, as of the date hereof and as of the Closing Date, as follows:

6.1.   Ownership. Seller is the sole owner of and has good and merchantable fee simple title to the Purchased Real Property.

6.2.   Liens and Liabilities. Seller shall be responsible for all debts, liens, claims, contracts and liabilities in any way connected with the conduct of its operation on the Purchased Real Property, and Purchaser shall have no liability for Seller’s operations conducted on the Purchased Real Property or otherwise or for any liabilities known, unknown, contingent or otherwise, of Seller.

6.3.   Notice of Litigation or Violation. Seller has received no notice, nor has Seller any knowledge, of any actions or claims filed or threatened by anyone against the Purchased Real Property or Seller in connection with any injury or damage sustained incidental to the use or occupancy of the Purchased Real Property. Seller shall promptly notify Purchaser of any such notice received between the date hereof and the Closing Date. Seller knows of no violation of any federal, state, county or municipal law, ordinance, order, rule or regulation affecting the Purchased Real Property, and Seller has received no notice of any such violation issued by any governmental authority.

6.4.   Rights in Purchased Real Property. There are no options, purchase contracts, or other agreements of any kind or nature, written or oral, whereunder or whereby any party could claim or assert any right, title or interest in the Purchased Real Property.

6.5.   Casualty Insurance. Until Closing, Seller shall, at its expense, continue to keep the Purchased Real Property and the improvements thereon insured with Seller’s current insurance company against loss by fire and other casualties with extended coverage in the same amounts as currently carried by Seller as of the date hereof.

6.6.   Mechanics Liens. Seller has fully paid all bills, claims and obligations for labor performed and materials furnished in and about the improvement of the Purchased Real

Property, and its adjoining property from which the Purchased Real Property will be subdivided, and no such bills, claims or obligations are outstanding or unpaid.

6.7.       Leases. No persons are in possession of the Purchased Real Property under any oral or written lease.

6.8.       Special Assessments. There are no special assessments against the Purchased Real Property and to the best of the knowledge of Seller’s Management Representatives there are no proceedings for special assessments against the Purchased Real Property.

6.9.       Encroachments. To the best of the knowledge of Seller and except (i) as shown of record, (ii) as shown on the ALTA survey, (iii) as set forth in the ALTA/ACSM land title survey of the EN Facility prepared by Zumwalt and Associates, Inc. dated October 19, 2004 or (iv) as set forth in the RR Encroachment Agreement, no improvements upon the Purchased Real Property encroach upon adjoining real estate, nor do any improvements upon adjoining real estate encroach upon the Purchased Real Property.

6.10.   Representations. The representations, covenants and warranties made by Seller under Section 6 shall be true and correct in all material respects as of the Closing Date.

6.11.   Property and Equipment. Subject to the actions of the Purchaser under the Access Agreement and except for normal wear and tear, Seller has maintained, and will continue to maintain through Closing, the Purchased Real Property in the same condition as of the date of this Agreement.

7.         Default/Failure to Close. If Seller wrongfully refuses to close the sale of the Purchased Real Property to Purchaser or is unable to close the sale of the Purchased Real Property under the terms of this Agreement, the same shall constitute a breach of this Agreement and Purchaser shall be entitled to all remedies under Illinois law at the time of the breach, including, without limitation, termination of this Agreement and return of the Security Deposit in the manner provided in the Access Agreement; specific performance, with the rights, but not the obligation, to perform Seller’s covenants and agreements hereunder and to deduct the cost and expense of such performance from the Purchase Price payable hereunder; and the right to recover as an element of its damages, reasonable attorneys’ fees and court costs and all other damages that Purchaser will suffer as a result of Seller’s breach or default hereunder.

In the event Purchaser fails to close this transaction for any reason within its control after all conditions to Close under this Agreement and the Additional Agreements are fully satisfied, or if Purchaser fails to close this transaction due to the failure of any of the conditions in Article VIII or IX of the APA exclusively or primarily due to a breach by Purchaser of any representation, warranty, covenant or agreement contained in the APA, Purchaser shall pay to Seller the Break-up fee as described in the APA as Seller’s sole remedy (other than to use the Security Deposit as set forth in Section 5.2(b) of the Access Agreement).

In no event shall any Party owe special, consequential, indirect, or punitive damages one to another hereunder.

8.         Casualty. If the buildings and improvements forming a part of the Purchased Real Property are materially damaged or destroyed by fire or other casualty from and after the date hereof, Purchaser may terminate the Agreements without penalty or alternately shall accept the damaged Purchased Real Property without abatement of the Purchase Price. Any insurance or other settlement proceeds collected by Seller (less all reasonable costs and expenses, including without limitation, attorney’s fees, expenses and court costs, incurred by

Seller to collect such proceeds), shall be credited to Purchaser on account of the Purchase Price in the event Purchaser shall elect to proceed with Closing.

9.         Condemnation. If, prior to the Closing, any portion or portions of the Purchased Real Property shall be taken by condemnation or any other proceeding in the nature of eminent domain from and after the date hereof, Purchaser, within fifteen (15) days after Purchaser receives notice of such taking, shall be entitled to declare this Agreement null and void and obtain an immediate return of the Security Deposit. In the event of termination, the parties shall have no further rights or liabilities under this Agreement. If Purchaser has not notified Seller of its election to terminate within the aforesaid time period, this Agreement shall continue in full force and effect and there shall be no abatement of the Purchase Price. Seller shall be relieved, however, of the duty to convey title to the portion or portions of the Purchased Real Property so taken, but Seller shall, at Closing, assign to Purchaser all of Seller’s rights and claims in and to any unpaid awards directly attributable to the Purchased Assets arising from such taking and credit to Purchaser on account of the Purchase Price all awards therefor collected by Seller (less all reasonable costs and expenses, including, without limitation, attorneys’ fees, expenses and court costs incurred by Seller to collect such awards).

10.         Miscellaneous. It is further understood and agreed as follows:

10.1.     Permits. Seller, at Purchaser’s expense, shall reasonably assist Purchaser in obtaining any new or amended permits relating to environmental conditions, land use, or other issues impacting the Purchased Real Property and Purchaser’s proposed operations. Seller, at Purchaser’s expense, shall also reasonably assist Purchaser in implementing Purchaser’s build-out and modifications on the Purchased Real Property in conformance with any existing permit, both prior to and after closing.

10.2.     Access to the Purchased Real Property. During the pendency of this Agreement the Purchaser shall be allowed access for purposes of beginning its build out of the facility located on the Purchased Real Property. Such access shall be allowed under the terms and conditions set forth on the Access Agreement. The Access Agreement provides for among other things, access to and from the Purchased Real Property.

10.3.     Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, and such counterparts together shall constitute one and the same instrument.

10.4.     Survival. The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing and the delivery of the deed for a period of thirty-six (36) months following the Closing Date.

10.5.     Severability. If any provision of this Agreement shall be held to be void or unenforceable for any reason, the remaining terms and provisions hereof shall not be affected thereby.

10.6.     Time. Time is of the essence of this Agreement.

10.7.     Binding Effect/Assignment. The provisions of this Agreement shall inure to the benefit of and bind the successors and assigns of the parties hereto. Neither Party shall assign or delegate this Agreement or any of the rights or obligations created hereunder without the prior written consent of the other Party; provided, however, that a Party may assign this Agreement to any Affiliate or to any successor in interest by way of merger, acquisition or sale of all or substantially all of its assets provided that such successor agrees in writing to be bound by the terms of this Agreement as if it were the assigning Party

10.8.     Amendment and Waiver. This Agreement may be amended at any time in any respect only by an instrument in writing executed by Seller and Purchaser. Either party may waive any requirement to be performed by the other hereunder; provided, however, that such waiver shall be in writing and executed by the party waiving the requirement.

10.9.     Integrated Agreement. This Agreement together with the APA and the Additional Agreements constitutes the entire agreement between Purchaser and Seller relating to the purchase of the Purchased Real Property, and there are no agreements, understandings, restrictions, warranties or representations between Purchaser and Seller other than those set forth herein.

10.10.   Choice of Law. It is the intention of Seller and Purchaser that the laws of the State of Illinois shall govern the validity of this Agreement, the construction of its terms and interpretation of the rights and duties of Purchaser and Seller without regard to choice of law principals. Any action to enforce this Agreement shall have venue in the State or Federal Courts located in Peoria County, Illinois.

10.11.   Notices. All notices, requests, consents and other communications required or permitted under this Agreement shall be in writing (including telex and telegraphic communication) and shall be (as elected by the person giving such notice) hand delivered by messenger or courier service, telecommunicated, or mailed (airmail if international) by registered or certified mail (postage prepaid), return receipt requested, addressed to:

IF TO SELLER:	PMP Fermentation Products, Inc. 900 N.E. Adams Street Peoria, IL 60603 Attention: Mr. Yuzo Kono, President Tel: 309-637-0400 ext. 373 Fax: 309-637-9302 Email: yuzo.kono@pmpinc.com

WITH A COPY TO:

Barnes & Thornburg, LLP

One North Wacker Drive

Suite 4400

Chicago, Illinois 60606-2833

Attention: Mari Yamamoto Regnier, Esq.

Tel: 312-214-8335 direct

Fax: 312-759-5646 fax

Email: mari.regnier@btlaw.com

and to:

Davis & Campbell, LLC

401 Main St. Suite 1600

Peoria, Illinois 61602

Attn: Bob Coletta, Esq.

Tel: 309-673-1681 ext. 249

Fax: 309-673-1690

Email: rjcoletta@dcamplaw.com

IF TO PURCHASER:	Solazyme, Inc. 225 Gateway Boulevard South San Francisco, CA 94080 Tel: (650) 650-416-5126 (direct) Fax: (650) 989-1258 Attn: Paul Quinlan, Esq. Email: pquinlan@solazyme.com

WITH A COPY TO:	Miller Hall & Triggs LLC 416 Main St., Suite 1125 Peoria, IL 61602-1161 Tel: (309) 671-9600 ext. 125 Fax: (309) 671-9616 Attn: Dennis Triggs, Esq. Email: dennis.triggs@mhtlaw.com or to such other address as any party may designate by notice complying with the terms of this Section. Each such notice shall be deemed delivered (a) on the date delivered if by personal delivery; (b) on the date of transmission with confirmed answer back if by telex, telefax or other telegraphic method; and (c) on the date upon which the return receipt is signed or delivery is refused or the notice is designated by the postal authorities as not deliverable, as the case may be, if mailed. Notice given in the manner provided herein or as provided in any of the Additional Agreements shall be effective for with respect to each of the Agreements the purposes stated therein.

10.12.   Waiver of Tender. Formal tender of an executed deed and the Purchase Price each is hereby waived.

10.13.   Discrepancy in Description. If the description of the Purchased Real Property on Exhibit A attached hereto does not correctly describe the Purchased Real Property to be purchased hereunder, as legally described in the survey to be provided by Purchaser hereunder, the description of the Purchased Real Property on Exhibit A shall be modified to correctly describe the same in accordance with the survey.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed, as of the day and year first above written.

SELLER:		PURCHASER:
PMP FERMENTATION PRODUCTS, INC.		SOLAZYME, INC.

By:	/s/ Yuzo Kono	By:	/s/ Jonathan Wolfson

Name: Yuzo Kono		Name: Jonathan Wolfson
Title: President		Title: Chief Executive Officer

EXHIBIT A

LEGAL DESCRIPTION

A PART OF THE NW  1/4 OF SECTION 10 AND A PART OF THE SW  1/4 OF SECTION 3, ALL IN T. 8 N., R. 8 E OF THE 4TH P.M., BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCING AT THE MOST WESTERLY CORNER OF LOT 7 OF BLOCK 64 IN MORTON, VORIS AND LAVEILLE’S 1ST ADDITION, BEING A SUBDIVISION OF PART OF THE SW  1/4 OF SAID 3; THENCE S43°06’50”E ALONG THE NORTHEASTERLY RIGHT OF WAY LINE OF WAYNE STREET, A DISTANCE OF 410.57 FEET TO A POINT ON THE CENTERLINE OF VACATED BOND STREET AND THE POINT OF BEGINNING OF THE PARCEL TO BE DESCRIBED; THENCE N46°34’51”E ALONG THE CENTERLINE OF VACATED BOND STREET, A DISTANCE OF 404.97 FEET; THENCE S43°08’33”E, A DISTANCE OF 244.50 FEET TO A POINT ON A LINE PARALLEL TO AND 15 FEET NORMAL DISTANT NORTHWEST OF THE CENTER OF THE EXISTING PEORIA AND PEKIN UNION RAILROAD MAIN TRACK; THENCE S12°10’30”W ALONG A LINE PARALLEL TO AND 15.00 FEET NORMAL DISTANT NORTHWEST FROM THE CENTER OF THE EXISTING PEORIA AND PEKIN UNION RAILROAD MAIN TRACK, A DISTANCE OF 43.46 FEET; THENCE SOUTHERLY ON A CURVE TO THE RIGHT, HAVING A RADIUS OF 931.56 FEET, ALONG A LINE CONCENTRIC WITH AND 15 FEET MEASURED RADIALLY NORTHWEST OF THE CENTER OF THE EXISTING PEORIA AND PEKIN UNION RAILROAD MAIN TRACK, FOR AN ARC DISTANCE OF 356.45 FEET TO A POINT ON THE NORTHWESTERLY R.O.W. LINE OF WATER STREET; THENCE S46°34’51”W ALONG THE NORTHWESTERLY R.O.W. LINE OF WATER STREET, A DISTANCE OF 45.09 FEET; THENCE S33°11’32”W ALONG THE NORTHWESTERLY R.O.W. LINE OF WATER STREET, A DISTANCE OF 15.47 FEET; THENCE N44°18’27”W. A DISTANCE OF 373.63 FEET TO A POINT ON THE SOUTHEASTERLY R.O.W. LINE OF BOND STREET; THENCE N46°34’51”E ALONG THE SOUTHEASTERLY R.O.W. LINE OF BOND STREET, A DISTANCE OF 22.82 FEET TO A POINT ON THE NORTHEASTERLY R.O.W. LINE OF WAYNE STREET; THENCE N43°06’50”W ALONG THE NORTHEASTERLY R.O.W. LINE OF WAYNE STREET, A DISTANCE OF 40.00 FEET TO THE POINT OF BEGINNING, CONTAINING 3.416 ACRES, MORE OR LESS, SITUATE, LYING AND BEING IN THE COUNTY OF PEORIA AND STATE OF ILLINOIS.